78003 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06022888

January 23, 2006

NoAct

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2006

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

PROCESSED
FEB 07 2006
THOMSON
FINANCIAL

Dear Ms. Foran:

This is in response to your letter dated December 16, 2005 concerning the shareholder proposal submitted to Pfizer by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 16, 2005

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of Mr. John Jennings Crapo*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from Mr. John Jennings Crapo (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Pfizer's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2006 Proxy Materials with the Commission. Pfizer hereby agrees to promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this no-action request that the Staff transmits by facsimile to Pfizer only.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. Pfizer hereby respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal concerns matters relating to Pfizer's "ordinary business operations," and Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is vague and indefinite.

THE PROPOSAL

The Proposal requests that the board of directors "provide us shareholders convened as an assembled group of stockholders a complete report in the proxy statement concerning the positive and negative effects of psychotropic medications to persons with psychiatric and neurological diseases and illnesses and additionally provide us with the advantages and disadvantages of providing long term talk therapy, with such and without such medications the advantages of providing it without talk therapy and solely with monitoring of it exclusively by a Medical Doctor ('MD') psychiatrist physician or neurologist physician and provide us with complete report of the advantages and disadvantages of administering said medicine with monitoring by a non physician such as a licensed practical nurse, licensed social worker, associate and other such professional who are deemed professionally qualified by the Division Professional Licensure of the State of Massachusetts and the equivalent thereof professionals in the other 49 states of the USA."

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Relating To Pfizer's Ordinary Business Operations.

The Proposal may properly be omitted pursuant to Rule 14a-8(i)(7), which permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business operations." The Commission has explained that shareholder proposals addressing management issues at corporate meetings are not practical because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Release No. 34-12999 (avail. Nov. 22, 1976). According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." *See* Release No. 34-40018 (avail. May 21, 1998) (the "1998 Release"). The 1998 Release also states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals.

The Commission also noted in the 1998 Release that the general underlying policy of this exclusion "is consistent with the policy of most state corporate laws." The Proposal falls within state corporate law as relating to Pfizer's ordinary business. Under Section 141 of the Delaware General Corporation Law, which is applicable to Pfizer, "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors…."

The Staff has stated that a proposal requiring the dissemination of a report is excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Release No. 34-20091 (avail. Aug. 16 1983). In that release, the Commission stated that where the proposal requests that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." The Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on ordinary business matters. *See, e.g., The Boeing Company* (avail. Feb. 25, 2005); *AT&T Corp.* (avail. Feb. 21, 2001); *The Mead Corporation* (avail. Jan. 31, 2001).

The Proposal requests that Pfizer issue a report on a subject that relates to Pfizer's ordinary business operations in two respects: product research and marketing. First, with respect to product research, the Staff has consistently concurred in the view that companies may exclude shareholder proposals relating to research and development decisions as ordinary business under Rule 14a-8(i)(7). For example, in *Pfizer Inc.* (avail. Jan. 25, 2004), the Staff concurred that the company could omit a proposal addressing the procedures for providing information to participants in clinical studies because the proposal related to Pfizer's ordinary business operations (*i.e.*, product research, development, and testing). In *E. I. du Pont de Nemours and Company* (avail. Mar. 8, 1991), the Staff permitted the exclusion under Rule 14a-8(i)(7) of a proposal to present a report to shareholders regarding the company's research expenditures relating to finding alternatives to the use of Chlorofluorocarbons. As the Staff explained in *E.I. du Pont*, "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." *See also, e.g., Merck & Co., Inc.* (avail. Jan. 23, 1997) (granting no-action relief with respect to a research-related proposal because "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (*i.e.*, product research, development, and testing)"); *Union Pacific Corporation* (avail. Dec. 16, 1996) (granting no-action relief with respect to a report on the status of research and development of a new safety system for railroads); *Newport Pharmaceuticals, Int'l., Inc.* (avail. Aug. 10, 1984) (granting no-action relief with respect to a proposal regarding "allocation of funds for corporate research"); *Arizona Public Service Company* (avail. Feb. 27, 1984) (granting no-action relief with respect to a proposal regarding "the amount and location of research and development activities").

Consistent with the Staff letters described above, the Proposal may be excluded as a matter of ordinary business operations because it deals with product research. Specifically, the Proposal requests that Pfizer issue a report describing the universe of research concerning the alternative methods for treating psychiatric and neurological diseases and illnesses. Such a report would need to address the efficacy of Pfizer's research regarding its own pharmaceutical products in treating mental illness and neurological disorders. Detailed decisions regarding the areas of research Pfizer has or will pursue in connection with mental illness or neurological disorders is the type of complex issue better left to Pfizer's management than its shareholders.

Second, the requested report addresses Pfizer's marketing activities. The subject of the requested report does not appear to be limited to products offered by Pfizer. Instead, by surveying the effectiveness of pharmaceutical and non-pharmaceutical treatment options for mental illnesses and neurological disorders, it would compare the results of treatment using Pfizer's products to the results of other companies' products and alternative treatments. A report that asks a company to evaluate how its products measure up against its competitors' products is in essence a market research report. It is a report that is aimed at informing a company what to make and how to sell it. This is the type of information used by Pfizer when making marketing decisions, an area which the Staff has consistently treated as within a company's "ordinary business operations." *See, e.g., Hewlett-Packard Company* (avail. Oct. 8, 2004) (proposal seeking the resurrection and publicizing of a brand name excluded as "ordinary business operations" (*i.e.*, determination of brand name to use for marketing and advertising purposes)); *Johnson & Johnson* (avail. Jan. 12, 2004) (proposal requesting review of marketing and pricing policies and issuance of a report on company response to regulatory, legislative and public pressure to increase access to prescription drugs excluded as within "ordinary business operations" (*i.e.*, marketing and public relations)); *Wal-Mart Stores, Inc.* (avail. Apr. 1, 2002) (proposal regarding promotion of tobacco marketing in developing countries excluded as within ordinary business matters (*i.e.*, sales and advertising of a particular product)).

For these reasons, we believe that the Proposal may be excluded under Rule 14a-8(i)(7) because it addresses ordinary business matters.

II. The Proposal Is Vague And Indefinite And Thus May Be Excluded Under Rule 14a-8(i)(3) And Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (avail. Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992).

The Proposal requests that Pfizer provide its shareholders with a report addressing:

1. the positive and negative effects of psychotropic medications to persons with psychiatric and neurological diseases and illnesses;

2. advantages and disadvantages of providing long-term talk therapy, with and without such medications;

3. advantages of providing "it" without talk therapy and solely monitored exclusively by a medical doctor, "psychiatrist physician," or "neurological physician"; and

4. the "advantages and disadvantages of administering said medicine with monitoring by a non physician such as a licensed practical nurse, licensed social worker, associate or other such professional who are deemed professionally qualified by the Division of Professional Licensure of the State of Massachusetts and the equivalent thereof professionals in the other 49 states of the USA."

The Proposal is replete with ambiguities. Significantly, it does not specify *which* psychiatric and neurological diseases and illnesses the report should address, or even general categories thereof or criteria for limiting the potential disorders and diseases that would be addressed. Setting aside neurological diseases, the universe of potential psychiatric disorders alone is so far-reaching as to be impossibly vague. For example, the leading reference guide on the subject of mental disorders is the *Diagnostic and Statistical Manual of Mental Disorders DSM-IV-TR (Text Revision), 4th Ed.*, authored by the American Psychiatric Association (the "DSM-IV"), the paperback edition of which comprises *943 pages*. If required to evaluate all potential treatment strategies for all such disorders, the result would be a report encyclopedic in scope, one which would be all but inconceivable to present in the context of Pfizer's proxy statement or shareholder meeting. For illustrative purposes, consider a synopsis of the entire body of research relating to a single mental disorder, schizophrenia. The National Library of Medicine and the National Institutes of Health provide an online search and retrieval system designed to provide access to biomedical research literature ("PubMed"). *See* www.pubmed.gov. A simple search of PubMed's archives for scientific articles mentioning "schizophrenia" yielded nearly *70,000 citations*. Producing a summary of such a staggering body of research multiplied by the large number of potential disorders recognized by the American Psychiatric Association in the DSM-IV in the context of a report to shareholders is virtually impossible.

The fourth component of the report described in the Proposal is also vague. It refers to the administration of medicines by non-physicians including nurses or social workers who are also licensed professionals, such as those licensed by the Division of Professional Licensure of the State of Massachusetts or the equivalent thereof in other states. However, the activities of Massachusetts' Division of Professional Licensure are not limited to licenses associated with the medical field. It actually includes 29 "boards of registration" regulating more than 40 different trades and professions, ranging from barbers to real estate appraisers to funeral directors to plumbers. *See* "Division of Professional Licensure – Who We Are", located at http://www.mass.gov/dpl/home.htm. It is totally unclear whether Proponent intended that Pfizer limit the discussion of administration of medications by nurses and social workers, or whether *anyone* who holds a license, even one totally unrelated to the medical field, would suffice.

The Staff has previously allowed the exclusion of proposals lacking enough information to implement or using non-existent or conflicting criteria. For example, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite). *See, e.g., Bank of America Corporation* (avail. Mar. 10, 2004) (proposal stating that "management has 'no mandate' going forward to pursue 'merger discussions' with 'any major institution'" excluded as vague and indefinite where proposal did not include enough clear information to implement without making assumptions regarding what the proponent had in mind); *Peoples Energy Corporation* (avail. Nov. 23, 2004) (proposal requesting modifications to corporate organizational documents to limit ability to indemnify officers and directors excluded as vague and indefinite where proposal used nonexistent and indefinite standards such as "reckless neglect"); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requiring that options granted by company "be expensed in accordance with FASB guidelines" excluded as vague and indefinite where FASB guidelines include two different methods for expensing options); *Atvista Corporation* (avail. Feb. 19, 2004) (proposal recommending that the board adopt a resolution that the company "offer a right of first refusal to its employees, customers and citizens within its 'service area' if an 'acceptable offer' for the 'purchase' of the company is 'tendered'" excluded as vague and indefinite).

As discussed above, the Proposal is vague and indefinite because it is overly broad and because it suggests the use of criteria that bear no logical relation to the underlying scientific and medical questions posed. Given all of these ambiguities, it is unclear what actions shareholders voting for the Proposal would expect Pfizer to take and what actions Pfizer would be required to take if the Proposal was approved by shareholders. Thus, like the proposals in *Alcoa* and related precedent, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by [shareholders] voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the [shareholders] at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since Pfizer "would lack the power to implement" the Proposal as it is vague and ambiguous. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). For example, in *The Southern Co.* (avail. Feb. 23, 1995), a shareholder proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. As noted above, the Proposal is inherently vague and suggests the use of criteria that bear no logical relation to the underlying scientific and medical questions posed such that it would be impossible for Pfizer to implement it. Because it would be impossible for Pfizer to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2006 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, Pfizer respectfully requests that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

Enclosures

cc: Mr. John Jennings Crapo

40219880_2.DOC

Exhibit A

JOHN JENNINGS CRAPO ("Shareholder Crapo")
Homeless PFIZER INC SHAREHOLDER
PINE Stret INN
Homeless Men's shelter, S END Boston
MASSachusetts
PO Box 400151
CAMBRIDGE MA 02140-0002
PINE 1000 Server (07) 17 September 2005

Via PP Certified Mail Return Receipt Requested ("CMRRR")
PFIZER INC
Attn PLEASE
CORPORATION
SECRETARY OR
ACTING SECRETARY
235 42ND Stret E
New York City
NY 10017
and courtesy copy
First Class Mail
with certificate of
Mailing

VIA CMRRR
US SECURITIES AND
EXCHANGE COMMISS-
ION DIVISION OF
CORPORATION
DIVISION DIRECTOR
ALLAN BELLER
OR SUCCESSOR
AS DIV DIR
450 5TH Stret NW
WASHINGTON DC
20549-0213

Dear Ms Ladies and
Mr Gentlemen
of PFIZER Corporat-
ion

Dear Mr Gentlemen
and Ms Ladies of the
Honourable COMMISSION

COPY

RE: Submission my Stockholder proposal PFIZER INCORPORATED for introduction IN the Proxy Statement of the forth coming Meeting of Shareholders of PFIZER Incorporated at the calendar year 2006 said Stockholder Meeting

MORE

Shareholder (RAPO to PFIZER INC)
17 Sept 2005 page two (02) of seven (07) pp
Courtesy copy via CMRRR to the Sty
Securities & Exchange Commission ("SEC")

I've been a shareholder long time well over the minimum time permitted by the COMMISSION for proposals introduction of share holder proposals my market value my holding in two beneficial accounts is well in excess of the minimum market value of stock required to have a shareholder proposal declared valid

My holdings are with two (02) brokerage companies at one I've stock in both individual retirement accounts and in accounts of record ownership in street name of the broker

I plan to present the proposal and continue my ownership of the stock holdings and not sell any until after the close of the stockholder meeting in question

I'm beset serious inconvenience and today (18 Sept 2005) to resolve a trouble and I have encountered many trouble and had to put off other important things I need to get done so work on final phase of this shareholder proposal submission

More

page three (03) of seven (07) pages
Shareholder CRAPO to PFIZER INC
17 Sept 2005 COPY
Courtesy Copy [illegible] to
the circumstances are unpleasant
I ask the request the Commission
to place this courtesy copy to it [illegible]
file

Shareholder proposal

It is proposed that our Board of Directors of PFIZER INCorporated (the "Board") PROVIDE US Shareholders convened as an assembled group of stock holders a complete report in the proxy statement concerning the positive and negative effects of psycho-tropic medications to persons with psychiatric and neurological diseases and illnesses and additionally provide us with the advantages and disadvantages of providing long term talk therapy with such and without such medications the advantages of providing it without talk therapy and solely with monitoring of it exclusively by an Medical Doctor ("MD") psychiatrist physician

more

Page four(4) of seven(07) PP
Shareholder [illegible] to PFIZER INC
17 Sept 2005 cc to SEC

or neurologist physician and provide
US with complete report of the advantages
and disadvantages of administering
said medicine with monitoring by
a Non physician such as an Licensed
practical nurse, Licensed social worker
associate and other such professional
who are deemed professionally qualified
by the Division Professional Licensure of the
State of Massachusetts and the equivalent
there of professionals in the other 49
states of the USA We ask this complete
report be in the proxy statement
immediately after the all[illegible] of this
Shareholder proposal of the next
subsequent stockholder meeting

SUPPORTING statement
Shareholder proponent is a Licensed
certified Social Worker of the state of
Massachusetts - not practicing as
an LCSW - living in a homeless shelter
as a homeless man - Pine Street INN
South End Boston MA. When long term
ago as a Social Work Specialist was
the social worker on a study of
[illegible] of the USA army during
the immediately preceding months

MORE

page five(05) of seven(07)PD
Shareholder Crapo to PFIZER INC
CC to SEC
17 Sept 2005
Prior to the Vietnam War when it was clear to all americans the action there was more than a security matter protecting US interests, the consulates, US information libraries and embassies, US INformation libraries etc IN the countries bordering Vietnam Cambodia & Laos - and an exceedingly serious situation. The study was the vehicle for testing a major tranquilizer, coordinating to decide which was best the medicine, non medicine + placebo proponents brief and is happy to discuss this IN greater detail at the meeting but he has schizophrenia, fatigue, under a heavy load, et cetera. There too was an experiment he was IN at a major national university of "Christian Living" under its auspices & of the Boston Young Men's Christian Association ("YMCA") and supervised a Doctor degree professional and his advisory Board
More

page six (06) of seven (07) pp
Shareholder Crops to PFIZER INC
CC to SEC 17 Sept 2005

With shareholder proponent in homeless shelter - perhaps as many 400 a day with populations clearly daily day are a variety of substance abusers in states of treatment for those problems and those who is mentally ill - recovering and those kinds who were in state hospitals nationwide when said proponent commenced his US Army career and then transferred to UP on his release from active duty from military long time ago presumably many other folks like said proponent have been on anti-depression medicine.

The proposal's adoption will facilitate the understanding of how our Board, as a Board, and its members decide what our corporation does - by its shareholders

The increase of alzheimer's disease among our older population is at a dramatic rate and of aftermath of these disorders is serious and we need to know the information that our Board gets to decide how it proceeds

~~More~~ More

page seven(07) of seven(07) PK
Shareholders Crako to Pfizer
INC CC to SEC 17 Sept
2003
Sincerely & Private!
Joey Jennings Crapo
Kimerlee Curry Crapo

COPY

JOHN JENNINGS CMHC
HOMELESS PFIZER STOCKHLDR
PROPONENT
PO BOX 400151
CAMBRIDGE MA
02140-0002

U.S. POSTAGE
PAID
BOSTON, MA
02205
SEP 18, 05
AMOUNT
$0.6
000883

UNITED STATES POSTAL SERVICE

9261 10017

First Class Mail

RETURN RECEIPT REQUESTED

PFIZER, INC
ATTN PLEASE
CORP SECRY OR
ACTNG CORP SECRY
235 E 42ND ST
NEW YORK CITY NY 10017

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 16, 2005

The proposal requests that the board of directors provide a report to shareholders on the effects of psychotropic medications on certain persons, as well as information on administering and monitoring the use of these medications.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., product research, development and testing). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Pfizer relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser